Commission File No. 1-8489

SECURITIES AND EXCHANGE COMMISSION
Washington, DC

FORM U5S

ANNUAL REPORT
For the year ended December 31, 2004

Filed pursuant to the Public Utility Holding Company Act of 1935 by

Dominion Resources, Inc.

120 Tredegar Street, Richmond, VA 23219

DOMINION RESOURCES, INC.
FORM U5S-ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

DOMINION RESOURCES, INC.
FORM U5S-ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2004

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2004

System Companies and Investments Therein are filed herewith confidentially pursuant to 17 CFR Section 250.104 under the Public Utility Holding Company Act of 1935.

ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS
Name of Company	Consideration	Description of Transaction	Exemption

Virginia Power	$176,107,535(a)	Acquisition of Mecklenburg Power Station (Clarksville, VA)	Section 9(b)
Virginia Power	$96,799,747 (b)	Acquisition of Pittsylvania Power Station (Hurt, VA)	Section 9(b)
Virginia Power	$36,681,646	Acquisition of Elizabeth River Power Station (Chesapeake, VA)	Section 9(b)
Virginia Power	$1,091,945	Sale of Annandale Substation (Annadale, VA)	Rule 44(b)
Virginia Power	$3,734,170	Sale of Lee substation (Fairfax, VA)	Rule 44(b)

  Consideration includes cash paid of $42 million and the debt assumption of $109 million Senior Notes and $25 million Pollution Control Bonds.
  Consideration includes cash paid of $18 million and the debt assumption of $79 million Pollution Control Bonds.

In 2004, Virginia Power's acquisitions of Mecklenburg Power Station, Pittsylvania Power Station and Elizabeth River Power Station were authorized in SCC Case No. PUE-2004-00052, PUE-2004-00089 and PUE-2004-00090, respectively, which are included as Exhibit F-2.

ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

None, except as reported in certificates filed pursuant to Rule 24 and Rule 52 for the year 2004.

ITEM 4 - ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES
Name of Issuer and Title of Issue	Name of Company Acquiring, Redeeming or Retiring Securities	Redeemed (note 1)	Retired (note 1)	Consideration	Commission Authorization (note 2)
				(Thousand of Dollars)
Dominion
Senior Notes	Dominion	$219,258	$644,000	$219,258	Rule 42
Medium Term Notes	Dominion		$250,000	$250,000	Rule 42
Long Term Bank Loan	Dominion		$18,100	$18,100	Rule 42
Note Payable to Affiliate	Dominion	$27,576	$25,314	$52,890	Rule 42

CNG
Senior Notes	CNG		$400,000	$400,000	Rule 42

Dominion E&P
Non-negotiable Notes	Dominion E&P		$199,450	$199,450	Rule 42

ITEM 4 - ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES (continued)
Name of Issuer and Title of Issue	Name of Company Acquiring, Redeeming or Retiring Securities	Redeemed (note 1)	Retired (note 1)	Consideration	Commission Authorization (note 2)
				(Thousand of Dollars)
Dominion East Ohio
Non-negotiable Notes	Dominion East Ohio		$57,440	$57,440	Rule 42

Dominion Hope
Non-negotiable Notes	Dominion Hope		$4,674	$4,674	Rule 42

Dominion Peoples
Non-negotiable Notes	Dominion Peoples		$1,261	$1,261	Rule 42

Dominion Transmission
Non-negotiable Notes	Dominion Transmission		$9,007	$9,007	Rule 42
DOTEPI
Senior Subordinated Notes	DOTEPI		$87,700	$87,700	Rule 42

Elwood Energy LLC
Senior Secured Bonds	Elwood Energy LLC		$14,741	$14,741	Rule 42

Kincaid Generation, L.L.C.
Senior Secured Bonds	Kincaid Generation, L.L.C.		$7,757	$7,757	Rule 42

Morgantown Energy Associates
Fixed Rate Bond	Morgantown Energy Associates		$4,060	$4,060	Rule 42

Dominion Nuclear, Inc.
Demand note	Dominion Nuclear, Inc.	$1,423,550		$1,423,550	Rule 52

Dominion Nuclear Marketing I, LLC
Demand note	Dominion Nuclear Marketing I, LLC	$238,443		$238,443	Rule 52

Dominion Nuclear Marketing II, LLC
Demand note	Dominion Nuclear Marketing II, LLC	$667,612		$667,612	Rule 52

Domcan NS1 ULC
Long term loan facility	Domcan NS1 ULC		$150,000	$150,000	Rule 42

Dominion Fiber Ventures, LLC
Note Payable to Affiliate	Dominion Fiber Ventures, LLC	$644,000		$644,000	Rule 42

Senior Notes, 7.05% due 2005	Dominion Fiber Ventures, LLC	$21,000		$21,000	Rule 42

ITEM 4 - ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES (continued)
Name of Issuer and Title of Issue	Name of Company Acquiring, Redeeming or Retiring Securities	Redeemed (note 1)	Retired (note 1)	Consideration	Commission Authorization (note 2)
				(Thousand of Dollars)
Virginia Power
First and Refunding Bonds	Virginia Power		$250,000	$250,000	Rule 42
Senior Notes	Virginia Power		$75,000	$75,000	Rule 42
Senior Bonds	Virginia Power	$105,800	$3,300	$109,100	Section 9(b)

Notes to Item 4:

  Except as noted, all securities redeemed or retired have been cancelled.
  Public Utility Holding Company Act of 1935.

ITEM 5. INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

The aggregate amounts of investments at December 31, 2004, in persons operating in the system's retail service area are shown below.
Name of Owner	Number of Persons	Business of Persons	Book Value
Virginia Capital, LLC	One	Promotion of Virginia Economic Development	$500,000
N.C. Enterprise Corp	One	Promotion of North Carolina Economic Development	$350,000
Dominion Transmission	One	State Development Fund	$100,000
Dominion Hope	One	State Development Fund	$100,000
Dominion Peoples	One	Strategic Investment Fund	$900,000
Dominion East Ohio	One	Cleveland Development Partnership	$757,169

Other investments in securities of non-system companies included the following:
Name of Owner	Issuer	Business of Issuer	Book Value	Type of Investment	Shares Owned/ % Ownership
PowerTree Carbon Company, LLC	Virginia Power	Forestation and reforestation	$20,000	Partnership interest	3%
First Dominion Capital L.L.C.	Celerity Partners III, LP	Investment company	$4,279,818	Partnership interest	5%
First Dominion Capital L.L.C.	Straightline Communications, LLC	Communications	$89,967	Partnership interest	1.9%
First Dominion Capital L.L.C.	Car Toys, Inc.	Retail auto electronics and products	$1,425,000	Partnership interest	6.8%
Dominion Capital	Spell Capital Partners Fund I, LP	Investment company	$1,952,156	Partnership interest	9.7%
Dominion Energy	Kramer Junction	Solar electric generation	$19,281	Partnership interest	2.8%
Dominion Alliance Holdings, Inc.	BridgeCo	Regional Transmission Operator	$9,084,985	Common stock	2,500,000 shares

The above do not include investments in securities of non-system companies which have been authorized by Commission order under the Public Utility Holding Company Act of 1935 and which are subject to Rule 24 Certificate filing requirements.

ITEM 6. OFFICERS AND DIRECTORS

Part 1. Names, principal business address and positions held

The names, principal business address and positions held as of December 31, 2004 of the officers and directors of system companies are presented in the tables below. The principal business address of each officer and director are indicated in such tables by the numbers (1) through (37). The addresses associated with these number designations are shown in the following address key. The symbols used to indicate the positions held by officers and directors are shown in the position symbol key below.

ADDRESS KEY

(1) 120 Tredegar Street, Richmond, VA 23219
(2) 701 East Cary Street, Richmond, VA 23219
(3) 5000 Dominion Boulevard, Glen Allen, VA 23060
(4) 625 Liberty Avenue, Pittsburgh, PA 15222
(5) 1450 Poydras Street, New Orleans, LA 70112
(6) 140 West Main Street, Clarksburg, WV 23601
(7) 1201 East 55th Street, Cleveland, OH 44103
(8) 445 West Main Street, Clarksburg, WV 23601
(9)   One Dominion Drive, Jane Lew, WV 26378
(10) 16945 Northchase Drive, Houston, TX 77060
(11) 5570 Hog Island Road, Surry, VA 23883
(12) 1022 Haley Drive, Mineral, VA 23117
(13) Rope Ferry Road, Waterford, CT 06385
(14) 14000 Quail Springs Parkway, Suite 600, Oklahoma City, OK 73134
(15) 4800 Basin Harbor Road, Vergennes, VT 05491
(16) 4296 Neitzey Place, Alexandria, VA 22309
(17) 4201 Congress Street, Charlotte, NC 28209
(18) 904 North First Street, Richmond, VA 23219
(19) 16210 Sunset Pines Circle, Boca Grande, FL 33921
(20) 29 Everett Street, Cambridge, MA 02138
(21) One Skidaway Village Walk, Suite 201, Savannah, GA 31411
(22) 6 Whittaker's Mill, Williamsburg, VA 23185
(23) 1122 North 25th Street, Suite A, Richmond, VA 23223
(24) 314 Burnwick Road, Richmond, VA 23227
(25) 3559 Fairystone Park Highway, 2nd Floor, Bassett, VA 24055
(26) 420 South Marion Parkway, Denver, CO 80209
(27) 417 Libbie Avenue, Richmond, VA 23226
(28) 605 5th Avenue, SW, Suite 3200, Calgary, Alberta, Canada T2P 3H5
(29) 3700 Canterra Tower, 400 Third Ave. S.W., Calgary, Alberta, T2P4H2
(30) 1000 Mill Pond Road, Toano, VA 23168
(31) 2539 Washington Road, Suite 1010, Upper St. Clair, PA 15241
(32) Level 7 GHD House, 239 Adelaide Terrace, Perth, Western Australia 6000
(33) 1415 Louisiana Street, Suite 2700, Houston, TX 77002
(34) 50 Energy Drive, Suite 202, Canton, MA 02021
(35) 130 East Randolph Drive, Chicago, IL 60601
(36) 909 Fannin Street, Suite 3100, Houston, TX 77010
(37) 490 East Locust Street, Dallastown, PA 17313

ITEM 6. OFFICERS AND DIRECTORS (continued)

POSITION SYMBOL KEY
CB	--Chairman of the Board	VP	--Vice President
CEO	--Chief Executive Officer	S	--Secretary
P	--President	T	--Treasurer
EVP	--Executive Vice President	C	--Controller
CFO	--Chief Financial Officer	GC	--General Counsel
COO	--Chief Operating Officer	D	--Director
SVP	--Senior Vice President
Armstrong Energy Limited Partnership, LLLP
Name and Principal Address	Title	Name and Principal Address	Title
Mark F. McGettrick (1)	P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon (3)	VP

Cambrian Capital Corporation
Daniel Conwill (36)	D	Eng P. Heah (1)	P, T
William S. Mistr (1)	D	Douglas Jeter (36)	VP
Toshifumi Shikamura (36)	D	Richard Lowell (36)	S

Carthage Energy Services, Inc.
Dennis G. Millet (10)	D, P, T	Carol J. Nichols (5)	C
Patricia A. Wilkerson (1)	VP, S

Clearinghouse Oil Ventures, Inc.
Paul D. Koonce (1)	D, CEO	Patricia A. Wilkerson (1)	VP, S
Kevin T. Howell (1)	P	Thomas P. Wohlfarth (1)	VP
G. Scott Hetzer (1)	SVP, T	Joseph C. McCann (1)	C

Clearinghouse Ventures, Inc.
Paul D. Koonce (1)	D, CEO	Patricia A. Wilkerson (1)	VP, S
Kevin T. Howell (1)	P	Thomas P. Wohlfarth (1)	VP
G. Scott Hetzer (1)	SVP, T	Joseph C. McCann (1)	C

CNG Cayman Two Ltd.
Thomas N. Chewning (1)	D	E. J. Marks, III (1)	S

CNG Coal Company
Duane C. Radtke (10)	D, P, CEO	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Paul R. Baker (33)	SVP	Carol J. Nichols (5)	C

CNG International Corporation
Thomas N. Chewning (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP
G. Scott Hetzer (1)	SVP, T	E. J. Marks, III (1)	S

CNG Kauai, Inc.
Thomas N. Chewning (1)	D	Malcolm G. Deacon (3)	VP
Mark F. McGettrick (1)	P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP

ITEM 6. OFFICERS AND DIRECTORS (continued)
CNG Labuan One Limited
Name and Principal Address	Title	Name and Principal Address	Title
Thomas N. Chewning (1)	D	Perry A. Corsello (1)	D

CNG Main Pass Gas Gathering Corporation
Duane C. Radtke (10)	D, P, CEO	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Paul R. Baker (33)	SVP	Carol J. Nichols (5)	C
Pamela F. Faggert (3)	VP

CNG Oil Gathering Corporation
Duane C. Radtke (10)	D, P, CEO	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Paul R. Baker (33)	SVP	Carol J. Nichols (5)	C
Pamela F. Faggert (3)	VP

CNG Power Services Corporation
Mark F. McGettrick (1)	D, P, CEO	Malcolm G. Deacon (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP

Consolidated Natural Gas Company
Thos. E. Capps (1)	CB, CEO	James L. Sanderlin (1)	SVP
Thomas N. Chewning (1)	D, EVP, CFO	William C. Hall, Jr. (1)	VP
Thomas F. Farrell, II (1)	D, P, COO	Karen E. Hunter (2)	VP
Jay L. Johnson (1)	EVP	Steven A. Rogers (1)	VP, C
Duane C. Radtke (10)	EVP	James F. Stutts (1)	VP, GC
Eva S. Hardy (2)	SVP	Patricia A. Wilkerson (1)	VP, CS
G. Scott Hetzer (1)	SVP, T

DEPI Texas Holdings, LLC
Thomas N. Chewning (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Carol J. Nichols (5)	C

Devonian Energy Corporation
Daniel Conwill (36)	D	Eng P. Heah (1)	P, T
William S. Mistr (1)	D	Douglas Jeter (36)	VP
Toshifumi Shikamura (36)	D	Richard Lowell (36)	S

DFV Capital Corporation
Thomas N. Chewning (1)	D, CB, P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Elwood L. Tanner (2)	C

DT Services, Inc.
Thomas N. Chewning (1)	D	Jimmy D. Staton (2)	SVP
Jay L. Johnson (2)	D, P, CEO	Karen E. Hunter (2)	VP
G. Scott Hetzer (1)	D, SVP, T	Patricia A. Wilkerson (1)	VP, S
M. Stuart Bolton, Jr. (2)	SVP	Elwood L. Tanner (2)	C

Domcan Boundary Corp.
Duane C. Radtke (10)	CB, D	Pamela Faggert (3)	VP
Anthony W. Marino (28)	P, CEO	David R. Laing (28)	VP
G. Scott Hetzer (1)	SVP, T	Grant A. Leslie (28)	VP
Timothy S. Parker (10)	SVP	Dennis G. Millet (10)	VP
Milton Porter (28)	D, VP, CFO	Patricia A. Wilkerson (1)	VP
James C. Burns (28)	VP	Jack C. MacGillivray (29)	S

ITEM 6. OFFICERS AND DIRECTORS (continued)
Domcan NSI ULC
Name and Principal Address	Title	Name and Principal Address	Title
Duane C. Radtke (10)	CB, D	Pamela F. Faggert (3)	VP
Anthony W. Marino (28)	P, CEO	David R. Laing (28)	VP
G. Scott Hetzer (1)	SVP, T	Grant A. Leslie (28)	VP
Timothy S. Parker (10)	SVP	Dennis G. Millet (10)	VP
Milton Porter (28)	D, VP, CFO	Patricia A. Wilkerson (1)	VP
James C. Burns (28)	VP	Jack C. MacGillivray (29)	S

Dominion Alliance Holding, Inc.
Paul D. Koonce (1)	D, P, CEO	Thomas P. Wohlfarth (1)	VP
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Patricia A. Wilkerson (1)	VP, S

Dominion Appalachian Development, Inc.
Duane C. Radtke (10)	D, P, CEO	Benjamin A. Hardesty (9)	VP
G. Scott Hetzer (1)	SVP, T	Dennis G. Millet (10)	VP
Paul R. Baker (33)	SVP	Patricia A. Wilkerson (1)	VP, S
Timothy S. Parker (10)	SVP	Carol J. Nichols (5)	C
Pamela F. Faggert (3)	VP

Dominion Armstrong, Inc.
Mark F. McGettrick (1)	D, P, CEO	Malcolm G. Deacon (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C

Dominion Armstrong Services Company, Inc.
Mark F. McGettrick (1)	D, P, CEO	Malcolm G. Deacon (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C

Dominion Black Warrior Basin, Inc.
Duane C. Radtke (10)	D, P, CEO	Benjamin A. Hardesty (9)	VP
G. Scott Hetzer (1)	SVP, T	Dennis G. Millet (10)	VP
Paul R. Baker (33)	SVP	Patricia A. Wilkerson (1)	VP, S
Timothy S. Parker (10)	SVP	Carol J. Nichols (5)	C
Pamela F. Faggert (3)	VP

Dominion Canada Finance Company
Thos. E. Capps (1)	D	Steven A. Rogers (1)	VP, C
Thomas N. Chewning (1)	D, P	Patricia A. Wilkerson (1)	S
G. Scott Hetzer (1)	D, SVP, T

Dominion Capital REMIC, Inc.
G. Scott Hetzer (1)	D, P	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP, T	E. J. Marks, III (1)	S

Dominion Capital Ventures Corporation
G. Scott Hetzer (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP	E. J. Marks, III (1)	S

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Capital, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Thomas N. Chewning (1)	CB	Patricia A. Wilkerson (1)	VP
G. Scott Hetzer (1)	P	E. J. Marks, III (1)	S
Mark P. Mikuta (1)	VP	Elwood L. Tanner (2)	C

Dominion Cogen WV, Inc.
Mark F. McGettrick (1)	D, P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon, Jr. (3)	VP

Dominion Cogen, Inc.
Mark F. McGettrick (1)	D, P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon, Jr. (3)	VP

Dominion Cove Point LNG Company, LLC
Paul D. Koonce (1)	CEO	Steven A. Rogers (1)	VP
Gary L. Sypolt (1)	P	Paul E. Ruppert (8)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Jeffrey L. Barger (8)	VP	Thomas P. Wohlfarth (1)	VP
Pamela F. Faggert (3)	VP	Lee D. Katz (1)	C

Dominion Cove Point, Inc.
Paul D. Koonce (1)	D, CEO	Steven A. Rogers (1)	VP
Gary L. Sypolt (1)	P	Paul E. Ruppert (8)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Jeffrey L. Barger (8)	VP	Thomas P. Wohlfarth (1)	VP
Pamela F. Faggert (3)	VP	Lee D. Katz (1)	C

Dominion Dresden Services Company, Inc.
Mark F. McGettrick (1)	D, P, CEO	Malcolm G. Deacon (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	SVP
Edward J. Rivas	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz	C

Dominion Dresden, Inc.
Mark F. McGettrick (1)	D, P, CEO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon, Jr. (3)	VP

Dominion Elwood Expansion, Inc.
Mark F. McGettrick (1)	D, P, CEO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Fred G. Wood, III (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Malcolm G. Deacon, Jr. (3)	VP	Lee D. Katz (1)	C

ITEM 6. OFFICERS AND DIRECTORS (Cont.)
Dominion Elwood Services Company, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Mark F. McGettrick (1)	D, P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon, Jr. (3)	VP
Dominion Elwood, Inc.
Mark F. McGettrick (1)	D, P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon, Jr. (3)	VP

Dominion Energy Brayton Point, LLC
Mark F. McGettrick (1)	P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	James K. Martin (1)	VP
Edward J. Rivas (3)	SVP	J. David Rives (3)	VP
Fred G. Wood, III (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Malcolm G. Deacon, Jr. (3)	VP	Lee D. Katz (1)	C

Dominion Energy Canada Limited
Duane C. Radtke (10)	D, CB	Karen E. Hunter (2)	VP
Anthony W. Marino (28)	P, CEO	David R. Laing (28)	VP
G. Scott Hetzer (1)	SVP, T	Grant A. Leslie (28)	VP
Timothy S. Parker (10)	SVP	Dennis G. Millet (10)	VP
Milton Porter (28)	D, VP, CFO	Patricia A. Wilkerson (1)	VP
James C. Burns (28)	VP	Jack C. MacGillivray (29)	S
Pamela F. Faggert (3)	VP

Dominion Energy Construction Company
Mark F. McGettrick (1)	D, P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon, Jr. (3)	VP

Dominion Energy Holdings, Inc.
Mark F. McGettrick (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Fred G. Wood, III (1)	SVP

Dominion Energy, Inc.
Thos. E. Capps (1)	CB	Pamela F. Faggert (3)	VP
Thomas N. Chewning (1)	D	Eugene S. Grecheck (3)	VP
Thomas F. Farrell, II (1)	D	David C. Holden (1)	VP
Mark F. McGettrick (1)	P, CEO	Karen E. Hunter (2)	VP
David A. Christian (3)	SVP	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
William R. Matthews (3)	SVP	David G. Shuford (1)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon, Jr. (3)	VP

ITEM 6. OFFICERS AND DIRECTORS (Cont.)
Dominion Energy Kewaunee, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Mark F. McGettrick (1)	D, P, CEO	Eugene S. Grecheck (3)	VP
David A. Christian (3)	SVP	Leslie N. Hartz (3)	VP
G. Scott Hetzer (1)	SVP, T	James K. Martin (1)	VP
William R. Matthews (3)	SVP	J. David Rives (3)	VP
Fred G. Wood, III (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Malcolm G. Deacon, Jr. (3)	VP	Lee D. Katz (1)	C
Pamela F. Faggert (3)	VP

Dominion Energy Manchester Street, Inc.
Mark F. McGettrick (1)	D, P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	James K. Martin (1)	VP
Edward J. Rivas (3)	SVP	J. David Rives (3)	VP
Fred G. Wood, III (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Malcolm G. Deacon, Jr. (3)	VP	Lee D. Katz (1)	C

Dominion Energy Marketing, Inc.
Paul D. Koonce (1)	D, CEO	Patricia A. Wilkerson (1)	VP, S
Kevin T. Howell(1)	P	Thomas P. Wohlfarth (1)	VP
G. Scott Hetzer (1)	SVP, T	Joseph C. McCann (1)	C

Dominion Energy New England, Inc.
Mark F. McGettrick (1)	D, P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	James K. Martin (1)	VP
Edward J. Rivas (3)	SVP	J. David Rives (3)	VP
Fred G. Wood, III (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Malcolm G. Deacon, Jr. (3)	VP	Lee D. Katz (1)	C

Dominion Energy Peru Holdings, Inc.
Mark F. McGettrick (1)	D, P, CEO	Fred G. Wood, III (1)	SVP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C

Dominion Energy Salem Harbor, LLC
Mark F. McGettrick (1)	D, P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	James K. Martin (1)	VP
Edward J. Rivas (3)	SVP	J. David Rives (3)	VP
Fred G. Wood, III (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Malcolm G. Deacon, Jr. (3)	VP	Lee D. Katz (1)	C

Dominion Energy Services Company, Inc.
Mark F. McGettrick (1)	D, P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon (3)	VP

ITEM 6. OFFICERS AND DIRECTORS (Cont.)
Dominion Energy Technologies, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Thomas N. Chewning (1)	D	James K. Martin (1)	VP
Mark F. McGettrick (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	D, SVP, T	Lee D. Katz (1)	C
Fred G. Wood, III (1)	SVP

Dominion Energy Terminal Company, Inc.
Paul D. Koonce (1)	D, CEO	Patricia A. Wilkerson (1)	VP, S
Kevin T. Howell (1)	P	Thomas P. Wohlfarth (1)	VP
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C

Dominion Equipment II, Inc.
Mark F. McGettrick (1)	D, P, CEO	Malcolm G. Deacon (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz	C

Dominion Equipment III, Inc.
Mark F. McGettrick (1)	D, P, CEO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon, Jr. (3)	VP

Dominion Equipment, Inc.
Mark F. McGettrick (1)	D, P, CEO	Malcolm G. Deacon, Jr. (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C

Dominion Exploration & Production, Inc.
Duane C. Radtke (10)	D, P, CEO	James D. Abercrombie (5)	VP
G. Scott Hetzer (1)	SVP, T	Pamela F. Faggert (3)	VP
Paul R. Baker (33)	SVP	Benjamin A. Hardesty (9)	VP
Kevin P. Guilbeau (5)	SVP	Dennis G. Millet (10)	VP
Rohinton K. Irani (14)	SVP	Steven A. Rogers (1)	VP
Anthony W. Marino (28)	SVP	Patricia A. Wilkerson (1)	VP, S
Timothy S. Parker (10)	SVP	Carol J. Nichols (5)	C

Dominion Exploration Canada Ltd.
Duane C. Radtke (10)	D, CB	Karen E. Hunter (2)	VP
Anthony W. Marino (28)	P, CEO	David R. Laing (28)	VP
G. Scott Hetzer (1)	SVP, T	Grant A. Leslie (28)	VP
Timothy S. Parker (10)	SVP	Dennis G. Millet (10)	VP
Milton Porter (28)	D, VP, CFO	Patricia A. Wilkerson (1)	VP
James C. Burns, (28)	VP	Jack C. MacGillivray (28)	VP
Pamela F. Faggert (3)	VP

Dominion Exploration MidContinent, Inc.
Duane C. Radtke (10)	D, P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	Dennis G. Millet (10)	VP
Paul R. Baker (33)	SVP	Patricia A. Wilkerson (1)	VP
Rohinton K. Irani (14)	SVP	Carol J. Nichols (5)	C
Timothy S. Parker (10)	SVP

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Fairless Hills, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Mark F. McGettrick (1)	D, P, CEO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon, Jr. (3)	VP

Dominion Fiber Ventures, LLC
Jay L. Johnson (2)	P, CEO	Jimmy D. Staton (2)	SVP
M. Stuart Bolton, Jr. (2)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Elwood L. Tanner (2)	C

Dominion Field Services, Inc.
Paul D. Koonce (1)	D, CEO	Joseph C. Vanzant, Jr. (31)	VP
Kevin T. Howell (1)	P	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Thomas P. Wohlfarth (1)	VP
Charles E. Roberts (6)	VP	Joseph C. McCann (1)	C

Dominion First Source, LLC
G. Scott Hetzer (1)	P	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP	E. J. Marks, III (1)	S

Dominion Gas Marketing, Inc..
Duane C. Radtke (10)	P, CEO	James D. Abercrombie (5)	VP
G. Scott Hetzer (1)	SVP, T	Dennis G. Millet (10)	VP
Paul R. Baker (33)	SVP	Patricia A. Wilkerson (1)	VP, S
Kevin P. Guilbeau (5)	SVP	Carol J. Nichols (5)	C
Rohinton K. Irani (14)	SVP

Dominion Gas Processing MI, Inc.
Duane C. Radtke (10)	D, P, CEO	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Paul R. Baker (33)	SVP	Carol J. Nichols (5)	C

Dominion Gas Projects Company, LLC
Paul D. Koonce (1)	CEO	Steven A. Rogers (1)	VP
Gary L. Sypolt (1)	P	Paul E. Ruppert (8)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Jeffrey L. Barger (8)	VP	Thomas P. Wohlfarth (1)	VP
Pamela F. Faggert (3)	VP	Lee D. Katz (1)	C

Dominion Generation Corporation
Mark F. McGettrick (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Fred G. Wood, III (1)	SVP

Dominion Greenbrier, Inc.
Paul D. Koonce (1)	D, CEO	Paul E. Ruppert (8)	VP
Gary L. Sypolt (1)	P	David G. Shuford (1)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Jeffrey L. Barger (8)	VP	Thomas P. Wohlfarth (1)	VP
Pamela F. Faggert (3)	VP	Lee D. Katz (1)	C

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Iroquois, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Paul D. Koonce (1)	D, CEO	Paul E. Ruppert (8)	VP
Gary L. Sypolt (1)	D, P	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Thomas P. Wohlfarth (1)	VP
Jeffrey L. Barger (8)	VP	Lee D. Katz (1)	C

Dominion Kincaid, Inc.
Mark F. McGettrick (1)	D, P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon, Jr. (3)	VP

Dominion LNG Barge Company
Paul D. Koonce (1)	D, CEO	Steven A. Rogers (1)	VP
Gary L. Sypolt (1)	P	Paul E. Ruppert (8)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Jeffrey L. Barger (8)	VP	Thomas P. Wohlfarth (1)	VP
Pamela F. Faggert (3)	VP	Lee D. Katz (1)	C

Dominion Land Management Company - Williamsburg
Thomas N. Chewning (1)	D	G. Scott Hetzer (1)	SVP, T
Jerry L. Moore (1)	P	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP	E. J. Marks, III (1)	S

Dominion Lands - Williamsburg, Inc.
Thomas N. Chewning (1)	D	Mark P. Mikuta (1)	VP
Jerry L. Moore (1)	P	E. J. Marks, III (1)	S

Dominion Lands, Inc.
Thomas N. Chewning (1)	D, P	Mark P. Mikuta (1)	VP
Patricia A. Wilkerson (1)	VP	E. J. Marks, III (1)	S

Dominion Member Services, Inc.
Jay L. Johnson (2)	D, P, CEO	Patricia A. Wilkerson (1)	VP, S
M. Stuart Bolton, Jr. (2)	SVP	Richard Zelenko (1)	VP
G. Scott Hetzer (1)	SVP, T

Dominion Michigan Production Services, Inc.
Duane C. Radtke (10)	D, P, CEO	Benjamin A. Hardesty (9)	VP
G. Scott Hetzer (1)	SVP, T	Dennis G. Millet (10)	VP
Paul R. Baker (33)	SVP	Patricia A. Wilkerson (1)	VP, S
Pamela F. Faggert (3)	VP	Carol J. Nichols (5)	C

Dominion Midwest Energy, Inc.
Duane C. Radtke (10)	D, P, CEO	Benjamin A. Hardesty (9)	VP
G. Scott Hetzer (1)	SVP, T	Dennis G. Millet (10)	VP
Paul R. Baker (33)	SVP	Patricia A. Wilkerson (1)	VP, S
Timothy S. Parker (10)	SVP	Carol J. Nichols (5)	C
Pamela F. Faggert (3)	VP

ITEM 6. OFFICERS AND DIRECTORS (Cont.)
Dominion Natural Gas Storage, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Paul D. Koonce (1)	D, CEO	Paul E. Ruppert (8)	VP
Gary L. Sypolt (1)	P	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Thomas P. Wohlfarth (1)	VP
Jeffrey L. Barger (8)	VP	Lee D. Katz (1)	C
Pamela F. Faggert (3)	VP

Dominion North Star Generation, Inc.
Mark F. McGettrick (1)	D, P, CEO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon, Jr. (3)	VP

Dominion Nuclear Connecticut, Inc.
Mark F. McGettrick (1)	D, P, CEO	Eugene S. Grecheck (3)	VP
David A. Christian (3)	D, SVP	Leslie N. Hartz (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
William R. Matthews (3)	D, SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	J. Alan Price (13)	VP
Malcolm G. Deacon, Jr. (3)	VP	Lee D. Katz (1)	C
Pamela F. Faggert (3)	VP

Dominion Nuclear Holdings, Inc.
Mark F. McGettrick (1)	D, P, CEO	Fred G. Wood, III (1)	SVP
David A. Christian (3)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
William R. Matthews (3)	SVP

Dominion Nuclear Marketing III, L.L.C.
Mark F. McGettrick (1)	D, P, CEO	Fred G. Wood, III (1)	SVP
William R. Matthews (3)	D	James K. Martin (1)	VP
David A. Christian (3)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C

Dominion Nuclear North Anna, LLC
Mark F. McGettrick (1)	P, CEO	Eugene S. Grecheck (3)	VP
David A. Christian (3)	SVP	Leslie N. Hartz (3)	VP
G. Scott Hetzer (1)	SVP, T	James K. Martin (1)	VP
William R. Matthews (3)	SVP	J. David Rives (3)	VP
Fred G. Wood, III (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Malcolm G. Deacon, Jr. (1)	VP	Lee D. Katz (1)	C
Pamela F. Faggert (3)	VP

Dominion Nuclear Projects, Inc.
Mark F. McGettrick (1)	D, P, CEO	Eugene S. Grecheck (3)	VP
David A. Christian (3)	SVP	Leslie N. Hartz (3)	VP
G. Scott Hetzer (1)	SVP, T	James K. Martin (1)	VP
William R. Matthews (3)	SVP	J. David Rives (3)	VP
Fred G. Wood, III (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Malcolm G. Deacon, Jr. (1)	VP	Lee D. Katz (1)	C
Pamela F. Faggert (3)	VP

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Ohio ES, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Mark F. McGettrick (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Maxwell R. Schools, Jr. (2)	C
Fred G. Wood, III (1)	SVP

Dominion Oklahoma Texas Exploration & Production, Inc.
Duane C. Radtke (10)	D, P, CEO	Timothy S. Parker (10)	SVP
G. Scott Hetzer (1)	SVP, T	James D. Abercrombie (5)	VP
Paul R. Baker (33)	SVP	Pamela F. Faggert (3)	VP
Kevin P. Guilbeau (5)	SVP	Dennis G. Millet (10)	VP
Rohinton K. Irani (14)	SVP	Patricia A. Wilkerson (1)	VP, S
Anthony W. Marino (28)	SVP	Carol J. Nichols (5)	C

Dominion Person, Inc.
Mark F. McGettrick (1)	D, P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	James K. Martin (1)	VP
Edward J. Rivas (3)	SVP	J. David Rives (3)	VP
Fred G. Wood, III (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Malcolm G. Deacon, Jr. (3)	VP	Lee D. Katz (1)	C

Dominion Pleasants Services Company, Inc.
Mark F. McGettrick (1)	D, P, CEO	Malcolm G. Deacon, Jr. (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C

Dominion Pleasants, Inc.
Mark F. McGettrick (1)	D, P, CEO	J. David Rives (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C
Fred G. Wood, III (1)	SVP
Malcolm G. Deacon, Jr. (3)	VP

Dominion Products and Services, Inc.
Jay L. Johnson (2)	D, P, CEO	Patricia A. Wilkerson (1)	VP, S
M. Stuart Bolton, Jr. (2)	SVP	Richard Zelenko (1)	VP
G. Scott Hetzer (1)	SVP, T

Dominion Reserves, Inc.
Duane C. Radtke (10)	D, P, CEO	Timothy S. Parker (10)	SVP
G. Scott Hetzer (1)	SVP, T	Dennis G. Millet (10)	VP
Paul R. Baker (33)	SVP	Patricia A. Wilkerson (1)	VP, S
Anthony W. Marino (28)	SVP	Carol J. Nichols (5)	C

Dominion Reserves - Utah, Inc.
Duane C. Radtke (10)	D, P, CEO	Timothy S. Parker (10)	SVP
G. Scott Hetzer (1)	SVP, T	Dennis G. Millet (10)	VP
Paul R. Baker (33)	SVP	Patricia A. Wilkerson (1)	VP, S
Rohinton K. Irani (14)	SVP	Carol J. Nichols (5)	C

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Resources, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Susan B. Allen (16)	D	Thomas N. Chewning (1)	EVP, CFO
Peter W. Brown, M. D. (27)	D	Jay L. Johnson (2)	EVP
Ronald J. Calise (15)	D	Duane C. Radtke (10)	EVP
George A. Davidson, Jr. (4)	D	Mary C. Doswell (2)	SVP
John W. Harris (17)	D	Eva S. Hardy (2)	SVP
Robert S. Jepson, Jr. (21)	D	G. Scott Hetzer (1)	SVP, T
Benjamin J. Lambert, III (18)	D	James L. Sanderlin (1)	SVP
Richard L. Leatherwood (19)	D	Thomas R. Bean (1)	VP
Margaret A. McKenna (20)	D	William C. Hall, Jr. (1)	VP
Kenneth A. Randall (22)	D	Simon C. Hodges (1)	VP
Frank S. Royal (23)	D	Karen E. Hunter (2)	VP
S. Dallas Simmons (24)	D	Diane G. Leopold (1)	VP
Robert H. Spilman (25)	D	Steven A. Rogers (1)	VP, C
David A. Wollard (26)	D	James F. Stutts (1)	VP, GC
Thos. E. Capps (1)	D, CB, CEO	Patricia A. Wilkerson (1)	VP, S
Thomas F. Farrell, II (1)	P, COO

Dominion Resources Services, Inc.
Thos. E. Capps (1)	D	Roy S. Grier (2)	VP
Thomas N. Chewning (1)	D	William C. Hall, Jr. (1)	VP
Thomas F. Farrell, II (1)	D	Leslie N. Hartz (3)	VP
Mary C. Doswell (2)	P, CEO	Simon C. Hodges (1)	VP
Jay L. Johnson (2)	EVP	David C. Holden (1)	VP
Eva S. Hardy (2)	SVP	Karen E. Hunter (2)	VP
G. Scott Hetzer (1)	SVP, T	Diane G. Leopold (1)	VP
Kevin T. Howell (1)	SVP	Steven A. Rogers (1)	VP
Margaret E. McDermid (2)	SVP	David G. Shuford (1)	VP
James L. Sanderlin (1)	SVP	James F. Stutts (1)	VP
Thomas R. Bean (1)	VP	Billy F. Warf (2)	VP
Pamela F. Faggert (3)	VP	Patricia A. Wilkerson (1)	VP, S
Anne M. Grier (2)	VP	Ashwini Sawhney (2)	C

Dominion Retail, Inc.
Jay L. Johnson (2)	D, P, CEO	Patricia A. Wilkerson (1)	VP, S
M. Stuart Bolton, Jr. (2)	SVP	Richard Zelenko (1)	VP
G. Scott Hetzer (1)	SVP, T

Dominion San Juan, Inc.
Duane C. Radtke (10)	D, P, CEO	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Paul R. Baker (33)	SVP	Carol J. Nichols (5)	C
Rohinton K. Irani (14)	SVP

Dominion South Holdings I, Inc.
Paul D. Koonce (1)	D, CEO	Paul E. Ruppert (8)	VP
Gary L. Sypolt (1)	P	David G. Shuford (1)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP
Jeffrey L. Barger (8)	VP	Thomas P. Wohlfarth (1)	VP
Pamela F. Faggert (3)	VP	Lee D. Katz (1)	C
Steven A. Rogers (1)	VP

Dominion State Line, Inc.
Mark F. McGettrick (1)	D, P, CEO	Malcolm G. Deacon (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Storage, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Duane C. Radtke (10)	D, P, CEO	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Paul R. Baker (33)	SVP	Carol J. Nichols (5)	C

Dominion Technical Solutions, Inc.
Paul D. Koonce (1)	D, CEO	Patricia A. Wilkerson (1)	VP, S
Gary L. Sypolt (1)	P	Thomas P. Wohlfarth (1)	VP
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C

Dominion Transmission, Inc.
Paul D. Koonce (1)	D, CEO	Paul E. Ruppert (8)	VP
Gary L. Sypolt (1)	P	David G. Shuford (1)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Jeffrey L. Barger (8)	VP	Thomas P. Wohlfarth (1)	VP
Pamela F. Faggert (3)	VP	Lee D. Katz (1)	C
Steven A. Rogers (1)	VP

Dominion Troy Services Company, Inc.
Mark F. McGettrick (1)	D, P, CEO	Malcolm G. Deacon (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C

Dominion Troy, Inc.
Mark F. McGettrick (1)	D, P, CEO	Malcolm G. Deacon, Jr. (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C

Dominion Venture Investments, Inc.
G. Scott Hetzer (1)	D, P	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP	E. J. Marks, III (1)	S

Dominion Wagram, Inc.
Mark F. McGettrick (1)	D, P, CEO	Malcolm G. Deacon (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C

Dominion Wholesale, Inc.
Mark F. McGettrick (1)	D, P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon, Jr. (3)	VP

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dresden Energy, LLC
Name and Principal Address	Title	Name and Principal Address	Title
Mark F. McGettrick (1)	P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon, Jr. (3)	VP

Elwood II Holdings, LLC
Tony W. Belcher (3)	General Manager	G. Scott Hetzer (1)	T

Elwood III Holdings, LLC
Tony W. Belcher (3)	General Manager	G. Scott Hetzer (1)	T

Elwood Energy LLC
William E. Morrow (35)	Manager	David W. Faison (3)	General Manager
Malcolm G. Deacon, Jr. (3)	Manager	Lee K. Katz (1)	CFO

Epic Development (TPA) Pty Limited
Ian Lindsay MacGillivray (32)	D

Fairless Energy, LLC
Mark F. McGettrick (1)	P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	James K. Martin (1)	VP
Edward J. Rivas (3)	SVP	J. David Rives (3)	VP
Fred G. Wood, III (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Malcolm G. Deacon, Jr. (3)	VP	Lee D. Katz (1)	C

Farmington Properties, Inc.
Paul D. Koonce (1)	D, CEO	Paul E. Ruppert (8)	VP
Gary L. Sypolt (1)	P	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Thomas P. Wohlfarth (1)	VP
Jeffrey L. Barger (8)	VP	Lee D. Katz (1)	C
Pamela F. Faggert (3)	VP

First Dominion Capital, L.L.C.
William S. Mistr (1)	Senior Managing Director	Mark P. Mikuta (1)	P, T
Eng P. Heah (1)	Senior Managing Director, C	Patricia A. Wilkerson (1)	VP
Perry A. Corsello (1)	D	E. J. Marks, III (1)	S

First Source Equity Holdings, Inc.
G. Scott Hetzer (1)	D, P	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP	E. J. Marks, III (1)	S

First Source Financial, LLP
Thomas N. Chewning (1)	D, P	Mark P. Mikuta (1)	D, VP
G. Scott Hetzer (1)	D, CB, SVP, T	Patricia A. Wilkerson (1)	VP, S

ITEM 6. OFFICERS AND DIRECTORS (continued)
Gichner (UK) Limited
Name and Principal Address	Title	Name and Principal Address	Title
William P. Wilson (37)	S

Gichner Systems Group, Inc.
William S. Mistr (1)	CB	Patricia A. Wilkerson (1)	VP
Eng P. Heah (1)	D	William P. Wilson (37)	VP, T
Mark P. Mikuta (1)	D	E. J. Marks, III (1)	S
Thomas E. Mills, IV (37)	P, CEO

Gichner Systems Group, LLC
Thomas E. Mills, IV (37)	P	E. J. Marks, III (1)	S
William P. Wilson (37)	VP, T

Goodman Segar Hogan, Incorporated
Thomas N. Chewning (1)	D	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	P	E. J. Marks, III (1)	S

H-W Properties, Inc.
Thomas N. Chewning (1)	D	Patricia A. Wilkerson (1)	VP
Jerry L. Moore (1)	P	E. J. Marks, III (1)	S
Mark P. Mikuta (1)	VP

Hope Gas, Inc.
Jay L. Johnson (2)	D, P, CEO	Pamela F. Faggert (3)	VP
M. Stuart Bolton, Jr. (2)	SVP	David W. Green (2)	VP
G. Scott Hetzer (1)	SVP, T	Bruce C. Klink (7)	VP
Thomas A. Hyman, Jr. (2)	SVP	David L. Searles (2)	VP
Jimmy D. Staton (2)	SVP	Patricia A. Wilkerson (1)	VP, S
Kenneth D. Barker (2)	VP	Maxwell R. Schools, Jr. (2)	C

Kauai Power Partners, L.P.
E. J. Marks, III (1)	S

Kincaid Generation, L.L.C.
Mark F. McGettrick (1)	P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon, Jr. (3)	VP

Lake Badin Associates
Jerry L. Moore (1)	D

LDNG Acquisition, Inc.
Duane C. Radtke (10)	D, P, CEO	James D. Abercrombie (5)	VP
G. Scott Hetzer (1)	SVP, T	Dennis G. Millet (10)	VP
Paul R. Baker (33)	SVP	Patricia A. Wilkerson (1)	VP, S
Kevin P. Guilbeau (5)	SVP	Carol J. Nichols (5)	C
Rohinton K. Irani (14)	SVP

LDNG Texas Holdings, Inc.
Thomas N. Chewning (1)	D, P, CEO	James D. Abercrombie (5)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Kevin P. Guilbeau (5)	SVP	Carol J. Nichols (5)	C
Rohinton K. Irani (14)	SVP

ITEM 6. OFFICERS AND DIRECTORS (continued)
Louisiana Hydroelectric Capital, LLC
Name and Principal Address	Title	Name and Principal Address	Title
G. Scott Hetzer (1)	D	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	P	E. J. Marks, III (1)	S

MassMicroelectronics, LLC
Eng P. Heah (1)	P	Mike Miceli (34)	VP
Ken Borey (34)	VP

NH Capital, Inc.
G. Scott Hetzer (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP, T	E. J. Marks, III (1)	S

Niton US, Inc.
Duane C. Radtke (10)	D, P, CEO	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Anthony W. Marino (28)	SVP	Carol J. Nichols (5)	C

North Star Generation, LLC
Mark F. McGettrick (1)	P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	James K. Martin (1)	VP
Edward J. Rivas (3)	SVP	J. David Rives (3)	VP
Fred G. Wood, III (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Malcolm G. Deacon, Jr. (3)	VP	Lee D. Katz (1)	C

Old North State Management Company
Thomas N. Chewning (1)	D	Patricia A. Wilkerson (1)	VP
Jerry L. Moore (1)	P, CEO	E. J. Marks, III (1)	S
Mark P. Mikuta (1)	VP

OptaCor Financial Services Company, Inc.
G. Scott Hetzer (1)	D	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	P, T	E. J. Marks, III (1)	S

Pleasants Energy, LLC
Mark F. McGettrick (1)	P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon, Jr. (3)	VP

Remington, L.L.C.
Duane C. Radtke (10)	Manager	Dennis G. Millet (10)	VP
Anthony W. Marino (28)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Carol J. Nichols (5)	C

Stonehouse Development Company, LLC
Jerry L. Moore (1)	P, CEO	E. J. Marks, III (1)	S
Mark P. Mikuta (1)	VP, T

ITEM 6. OFFICERS AND DIRECTORS (continued)
State Line Energy, LLC
Name and Principal Address	Title	Name and Principal Address	Title
Mark F. McGettrick (1)	P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	James K. Martin (1)	VP
Edward J. Rivas (3)	SVP	J. David Rives (3)	VP
Fred G. Wood, III (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Malcolm G. Deacon, Jr. (3)	VP	Lee D. Katz (1)	C

Stonewater Pipeline Company of Texas, Inc.
Thomas N. Chewning (1)	D, P, CEO	James D. Abercrombie (5)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Kevin P. Guilbeau (5)	SVP	Carol J. Nichols (5)	C
Rohinton K. Irani (14)	SVP

The Association at Stonehouse, Inc.
Cindy Cloughly (30)	D, VP	Mark P. Mikuta (1)	P, T
Jerry L. Moore (1)	D	Elizabeth S. Kapil (30)	S
Peggy Willis (30)	D

The East Ohio Gas Company
Jay L. Johnson (2)	D, P, CEO	Pamela F. Faggert (3)	VP
M. Stuart Bolton, Jr. (2)	SVP	David W. Green (2)	VP
G. Scott Hetzer (1)	SVP, T	Bruce C. Klink (7)	VP
Thomas A. Hyman, Jr. (2)	SVP	David L. Searles (1)	VP
Jimmy D. Staton (2)	SVP	Patricia A. Wilkerson (1)	VP, S
Kenneth D. Barker (2)	VP	Maxwell R. Schools, Jr. (2)	C

The Peoples Natural Gas Company
Jay L. Johnson (2)	D, P, CEO	Pamela F. Faggert (3)	VP
M. Stuart Bolton, Jr. (2)	SVP	David W. Green (2)	VP
G. Scott Hetzer (1)	SVP, T	Bruce C. Klink (7)	VP
Thomas A. Hyman, Jr. (2)	SVP	David L. Searles (1)	VP
Jimmy D. Staton (2)	SVP	Patricia A. Wilkerson (1)	VP, S
Kenneth D. Barker (2)	VP	Maxwell R. Schools, Jr. (2)	C

Triassic Energy Corporation
Daniel Conwill (36)	D	Eng P. Heah (1)	P, T
William S. Mistr (1)	D	Douglas Jeter (36)	VP
Toshifumi Shikamura (36)	D	Richard Lowell (36)	S

Troy Energy, LLC
Mark F. McGettrick (1)	P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon, Jr. (3)	VP

VP Property, Inc.
Mark F. McGettrick (1)	D, P, CEO	Fred G. Wood, III (1)	SVP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP

ITEM 6. OFFICERS AND DIRECTORS (continued)
Virginia Electric and Power Company
Name and Principal Address	Title	Name and Principal Address	Title
Thos. E. Capps (1)	CB	Pamela F. Faggert (3)	VP
Thomas N. Chewning (1)	D	Eugene S. Grecheck (3)	VP
Thomas F. Farrell, II (1)	D	David W. Green (2)	VP
Jay L. Johnson (2)	P, CEO	Leslie N. Hartz (3)	VP
Mark F. McGettrick (1)	P, CEO	David A. Heacock (3)	VP
Paul D. Koonce (1)	CEO	Karen E. Hunter (2)	VP
Gary L. Sypolt (1)	P	Craig S. Ivey (2)	VP
M. Stuart Bolton, Jr. (2)	SVP	Bruce C. Klink (7)	VP
David A. Christian (3)	SVP	Steven A. Rogers (1)	VP
G. Scott Hetzer (1)	SVP, T	David G. Shuford (1)	VP
E. Paul Hilton (1)	SVP	James F. Stutts (1)	VP, GC
Thomas A. Hyman, Jr. (2)	SVP	Patricia A. Wilkerson (1)	VP, S
William R. Matthews (2)	SVP	Thomas P. Wohlfarth (1)	VP
Margaret E. McDermid (2)	SVP	Jack M. Davis (12)	VP
Edward J. Rivas (3)	SVP	Richard H. Blount, II	VP
Jimmy D. Staton (2)	SVP	Lee D. Katz (1)	C
Fred G. Wood, III (1)	SVP	Maxwell R. Schools, Jr. (2)	C
Kenneth D. Barker (2)	VP

Vidalia Audit, Inc.
Thomas N. Chewning (1)	D, P,	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP, T, C	E. J. Marks, III (1)	S

Vidalia Gichner Holdings, Inc.
Mark P. Mikuta (1)	D, P	Patricia A. Wilkerson (1)	VP
William S. Mistr (1)	SVP, T	E. J. Marks, III (1)	S

Virginia Financial Ventures, Inc.
G. Scott Hetzer (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP, T, C	E. J. Marks, III (1)	S

Virginia Power Energy Marketing, Inc.
Paul D. Koonce (1)	D, CEO	Patricia A. Wilkerson (1)	VP
Kevin T. Howell (1)	P	Thomas P. Wohlfarth (1)	VP
G. Scott Hetzer (1)	SVP, T	Joseph C. McCann (1)	C

Virginia Power Fuel Corporation
Mark F. McGettrick (1)	D, P, CEO	Fred G. Wood, III (1)	SVP
David A. Christian (3)	SVP	Eugene S. Grecheck (3)	VP
G. Scott Hetzer (1)	SVP, T	Leslie N. Hartz (3)	VP
William R. Matthews (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP

Virginia Power Nuclear Services Company
Mark F. McGettrick (1)	D, P, CEO	Eugene S. Grecheck (3)	VP
David A. Christian (3)	SVP	David A. Heacock (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
William R. Matthews	SVP	Lee D. Katz (1)	C
Fred G. Wood, III (1)	SVP

ITEM 6. OFFICERS AND DIRECTORS (continued)
Virginia Power Services Energy Corp., Inc.
Name and Principal Address	Title	Name and Principal Address
Mark F. McGettrick (1)	D, P, CEO	David A. Heacock (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C
Fred G. Wood, III (1)	SVP

Virginia Power Services, Inc.
Mark F. McGettrick (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Fred G. Wood, III (1)	SVP

Waterford Harbor Realty, Inc.
Jerry L. Moore (1)	D, P	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP	E. J. Marks, III (1)	S

Williams Court/DCI Properties, Inc.
Thomas N. Chewning (1)	D	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	P	E. J. Marks, III (1)	S

Wilshire Holdings, LLC
Mark P. Mikuta (1)	P	E. J. Marks, III (1)	S
Patricia A. Wilkerson (1)	VP

Part II. Banking connections

Information concerning all officers and directors of each system company who have financial connections within the provisions of Section 17(c) of the Public Utility Holding Company Act of 1935 as of December 31, 2004, follows:
Name of Officer or Director	Name and Location of Financial Institution	Position Held in Financial Institution	Applicable Exemption Rule

George A. Davidson, Jr.	The PNC Financial Services Group, Inc. Pittsburgh, Pennsylvania	Director	70(a)
Benjamin J. Lambert, III	Consolidated Bank and Trust Company Richmond, Virginia SLM Corporation Reston, Virginia	Director Director	70(a) 70(a)
Frank S. Royal	SunTrust Banks, Inc. Atlanta, Georgia	Director	70(b)
Kenneth D. Barker	Dominion Credit Union Richmond, Virginia	Director	70(a)

ITEM 6. OFFICERS AND DIRECTORS (continued)

Part III. Compensation and other related information

(a) The compensation of directors and executive officers of system companies:

Information concerning the compensation of directors and the five highest paid executive officers of the system for the year 2004 is included in the Registrant's 2005 Proxy Statement which is filed as Exhibit F-4 to this Form U5S. Information presented under the captions The Board--Director Compensation on page 7 and Executive Compensation on page 17 of the 2005 Proxy Statement is incorporated by reference.

(b) Their interest in the securities of system companies including options or other rights to acquire securities:

Information concerning the interests of directors and executive officers in the securities of system companies including options or other rights to acquire securities is included in the Registrant's 2005 Proxy Statement, which is filed as Exhibit F-4. Information presented under the following captions in 2005 Proxy Statement is incorporated by reference: The Board--Director Compensation on page 7; Share Ownership on page 8; Committee Report On Executive Compensation--Long-Term Incentives on page 14; and Executive Compensation on page 17.

(c) Their contracts and transactions with system companies:

Information concerning contracts and transactions by directors and executive officers with system companies is included in the Registrant's 2005 Proxy Statement, which is filed as Exhibit F-4 to this Form U5S. Information presented under the following captions in the 2005 proxy statement is incorporated by reference: Governance-Certain Relationships on page 4; The Board--Compensation and Other Programs on page 7 and Executive Compensation--Other Executive Agreements and Arrangements on page 20.

(d) Their indebtedness to system companies:

None.

(e) Their participation in bonus and profit-sharing arrangements and other benefits:

Information concerning the participation by directors and executive officers in other benefits is included in the Registrant's 2005 Proxy Statement, which is filed as Exhibit F-4 to this Form U5S. Information presented under the following captions in such proxy statement is incorporated by reference: The Board--Director Compensation on page 7; Committee Report On Executive Compensation--2004 Compensation on page 14; Executive Compensation on page 20.

(f) Their rights to indemnification:

Pursuant to Section 13.1-697 and Section 13.1-698 of the Code of Virginia, the Company's articles of incorporation indemnify a director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent, against reasonable expenses incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS

None.

ITEM 8. SERVICES, SALES AND CONSTRUCTION CONTRACTS

Part I. Contracts for services or goods between system companies:

Transaction	Serving Company	Receiving Company	Compensation	Date of Contract
			(in thousands)
Operational, Management & Administrative Services	Dominion Cleveland Thermal, LLC	Dominion Cleveland Steam Distribution, LLC	$645	May 21, 2001
Sale of Steam	Dominion Cleveland Thermal, LLC	Dominion Cleveland Steam Distribution, LLC	$10,350	(Note 5)
Operational, Management & Administrative Services	Dominion Cleveland Thermal, LLC	Dominion Cleveland Thermal Generation, LLC	$1,951	May 21, 2001
Sale of Chilled Water	Dominion Cleveland Thermal, LLC	Dominion Cleveland Chilled Water Distribution, LLC	$2,249	(Note 5)
Management & Administrative Services	Dominion Energy Reserves	Dominion Exploration Canada, LTD	$557	(Note 5)
Management & Administrative Services	Dominion Appalachian Development, Inc.	Dominion Appalachian Development Properties, LLC	$5,110	(Note 5)
Management & Administrative Services	Dominion E&P	Dominion Appalachian Development, Inc.	$1,636	November 1, 2001
Management & Administrative Services	Dominion E&P	Dominion Black Warrior Basin, Inc.	$3,165	November 1, 2001
Management & Administrative Services	Dominion E&P	Stonewater Pipeline Company, L.P.	$213	September 1, 2004
Management & Administrative Services	Dominion E&P	Dominion Midwest Energy, Inc.	$3,048	November 1, 2001
Operation of Offshore Platforms	Dominion E&P	DOTEPI	$38,504	November 1, 2001
Fuel Management Services	Dominion Field Services	Dominion E&P	$188	(Note 5)
Sales of Extracted Products	Dominion Field Services	Dominion Transmission	$2,156	April 23, 2001
Rental Fees	Dominion Field Services	Dominion Transmission	$10,207	August 31, 1991
Sale of Assets	Dominion Field Services	Dominion Transmission	$904	May 24, 2004
Management & Administrative Services	Dominion Midwest Energy, Inc.	Dominion Reserves, Inc.	$21,699	(Note 5)
Management & Administrative Services	DOTEPI	Dominion Natural Gas I, LP	$398,428	November 12, 1997
Management & Administrative Services	DOTEPI	Dominion Exploration MidContinent, Inc.	$33,230	December 1, 2003
Management & Administrative Services	DOTEPI	Dominion Gas Marketing, Inc.	$166	(Note 5)
Management & Administrative Services	DOTEPI	Dominion Exploration & Production I, L.P.	$74,238	December 20, 2002
Management & Administrative Services	Dominion Retail	Dominion Products & Services	$4,985	September 3, 1998
Rental Fees	Dominion	Virginia Power	$2,988	November 21, 1985
Management & Administrative Services	Dominion Transmission	Dominion Field Services	$291	January 1, 2001
Management & Administrative Services	Dominion Transmission	Cove Point LNG, LP	$3,897	August 30, 2002
Telecommunications Support, Maintenance & Facilities Management	Dominion Transmission	Dominion E&P	$157	January 1, 2001

ITEM 8. SERVICES, SALES AND CONSTRUCTION CONTRACTS (continued)

Part I. Contracts for services or goods between system companies:
Transaction	Serving Company	Receiving Company	Compensation	Date of Contract
			(in thousands)
Management & Administrative Services	Dominion Transmission	Dominion East Ohio	$918	January 28, 2000
Rental Fees	Dominion Transmission	Dominion Hope	$199	September 5, 1995
Management & Administrative Services	Dominion Transmission	Dominion Hope	$591	January 28, 2000
Management & Administrative Services	Dominion Transmission	Tioga Properties, LLC	$165	July 1, 2002
Management & Administrative Services	Dominion Transmission	Dominion Peoples	$797	January 28, 2000
Management & Administrative Services	DT Services, Inc.	Dominion Telecom, Inc.	$7,691	March 1, 2001
Management & Administrative Services	Dominion East Ohio	Dominion Hope	$461	January 28, 2000
Billing & Repair Services in support of Gas Line Replacement Program	Dominion East Ohio	Dominion Products & Services, Inc.	$256	August 18, 1997
Billing & Repair Services in support of Gas Line Replacement Program	Dominion Peoples	Dominion Products & Services, Inc.	$123	July 8, 1996
Management & Administrative Services	Dominion Peoples	Dominion Hope	$149	January 28, 2000
Pooling & Metering Services	Dominion Peoples	Dominion Retail	$163	August 4, 1997
Rental Fees	Dominion Peoples	Dominion Retail	$115	January 18, 2001
Project Management, Engineering and Telecommunications Support	Virginia Power	Dominion Telecom, Inc.	$331	September 2, 1997
Management & Administrative Services	Virginia Power	VP Services	$220	September 3, 1997
Fuel Management Services	VP Energy Marketing	VP Services Energy Corp.	$1,191	October 30, 1998
Fuel Management Services, Fuel Handling and Analysis Services	VP Services Energy Corp.	Virginia Power	$4,099	October 30, 2003
Management & Administrative Services	VP Services	VP Energy Marketing	$193	October 30, 1998

Notes:

(1) Contracts for management services with aggregate consideration passing between the same companies of less than $100,000 have been omitted.
(2) All contracts were in effect at December 31, 2004.
(3) Services provided by or to Dominion Resources Services, Inc. ("DRS") are billed pursuant to standard at-cost service agreements between DRS and Dominion Resources, Inc. subsidiaries. Information with respect to transactions under such agreements is not provided in this report, but is provided by Form U-13-60.
(4) As per Rules 80 and 81, natural gas supply, storage or transportation capacity transactions are not reported here.
(5) No written contract in place; all services provided at cost.

ITEM 8. SERVICES, SALES AND CONSTRUCTION CONTRACTS (continued)

Part II. Contracts to purchase services or goods between any system company and any affiliate (other than a system company) or any company in which any officer or director of the receiving company is a partner or owns 5 percent or more of any class of equity securities:

None.

Part III. Employment of any person by any system company for the performance on a continuing basis of management, supervisory or financial advisory services:

None.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I. Information concerning the interests held by system companies in exempt wholesale generators and foreign utility companies for Part I(a) and Part I(d) follows. Part I(b) and Part I(c) are being filed confidentially pursuant to Rule 104.

Exempt Wholesale Generators

CNG Power Services Corporation

(a) CNG Power Services Corporation (CNG Power Services) holds a 99% interest in Armstrong Energy Limited Partnership, LLLP (AELP). AELP is involved in the development of a 300-megawatt simple-cycle gas fired combustion turbine power plant in Armstrong County, Pennsylvania.

The name and business address of CNG Power Services are as follows:
CNG Power Services Corporation 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2004, there were no service, sales or construction contracts between CNG Power Services and any system company. Refer below to service contracts between AELP and other system companies.

Armstrong Energy Limited Partnership, LLLP

(a) Armstrong Energy Limited Partnership, LLLP is owned 99% by CNG Power Services and 1% by Dominion Armstrong, Inc. AELP operates a 300-megawatt simple-cycle gas fired combustion turbine power plant in Armstrong County, Pennsylvania.

The name and business address of AELP are as follows:
Armstrong Energy Limited Partnership, LLLP 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2004, the following service agreements were in effect:

Transaction	Operational and Management Service
Serving Company	Dominion Armstrong Services Company, Inc.
Receiving Company	Armstrong Energy Limited Partnership, LLLP
Compensation	$1,464,997
Date of Agreement	January 1, 2002

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)
Transaction	Operational and Management Service
Serving Company	Virginia Power Energy Marketing, Inc.
Receiving Company	Armstrong Energy Limited Partnership, LLLP
Compensation	$5,421
Date of Agreement	February 13, 2001

Transaction	Operational and Management Service
Serving Company	Dominion Transmission, Inc.
Receiving Company	Armstrong Energy Limited Partnership, LLLP
Compensation	$36,805
Date of Contract	January 1, 2001

Transaction	Operational and Management Service
Serving Company	Dominion Technical Solutions, Inc.
Receiving Company	Armstrong Energy Limited Partnership, LLLP
Compensation	$21,245
Date of Agreement	August 1, 2002

Dominion Elwood Services Company, Inc.

(a) Dominion Elwood Services Company, Inc. is a management services company that provides operations and maintenance services to electric generating facilities. Dominion Elwood Services Company, Inc. is owned 100% by Dominion Energy, Inc.

The name and business address of Dominion Elwood Services Company, Inc. are as follows:
Dominion Elwood Services Company, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2004, the following service agreements were in effect:

Transaction	Operational and Management Service
Serving Company	Dominion Elwood Services Company, Inc.
Receiving Company	Elwood Energy LLC
Compensation	$2,869,405
Date of Contract	June 18, 1999

Dominion Energy Services Company, Inc.

(a) Dominion Energy Services Company, Inc. is a management services company that provides operations and maintenance services to various electric generating facilities. Dominion Energy Services Company, Inc. is owned 100% by Dominion Energy.

The name and business address of Dominion Energy Services Company, Inc. are as follows:
Dominion Energy Services Company, Inc. 120 Tredegar Street Richmond, VA 23219

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

(d) At December 31, 2004, services between DESCO and a system company were as follows:
Transaction	Operational and Management Service
Serving Company	Dominion Energy Services Company, Inc.
Receiving Company	Kincaid Generation, L.L.C.
Compensation	$17,325,361
Date of Contract	February, 27, 1998

Transaction	Operational and Management Service
Serving Company	Dominion Energy Services Company, Inc.
Receiving Company	Morgantown Energy Associates
Compensation	$4,373,977
Date of Contract	September 15, 1989

Transaction	Operational and Management Service
Serving Company	Dominion Energy Services Company, Inc.
Receiving Company	Elwood Energy LLC
Compensation	$34,538
Date of Contract	June 18, 1999

Transaction	Operational and Management Service
Serving Company	Dominion Energy Services Company, Inc.
Receiving Company	Stateline Energy, LLC
Compensation	$75,539
Date of Contract	June 1, 2002

Transaction	Operational and Management Service
Serving Company	Virginia Power Energy Marketing, Inc.
Receiving Company	Dominion Energy Services Company, Inc.
Compensation	$7,119
Date of Contract	February 13, 2001

Dominion Equipment, Inc.

(a) Dominion Equipment, Inc. is a holding company that leases equipment to Dominion's operating facility. Dominion Equipment, Inc. is owned 100% by Dominion Energy.

The name and business address of Dominion Equipment, Inc. are as follows:
Dominion Equipment, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2004, there were no service, sales or construction contracts between Dominion Equipment, Inc. and any system company.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

Dominion Equipment III, Inc.

(a) Dominion Equipment III, Inc. is a holding company that leases equipment to Dominion's operating facility. Dominion Equipment III, Inc. is owned 100% by Dominion Energy, Inc.

The name and business address of Dominion Equipment III, Inc. are as follows:
Dominion Equipment III, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2004, services between Dominion Equipment III, Inc. and a system company were as follows:
Transaction	Lease
Serving Company	Dominion Equipment III, Inc.
Receiving Company	Fairless Energy, LLC
Compensation	$25,342,828
Date of Contract	April 15,2004

Dominion Fairless Hills, Inc.

(a) Dominion Fairless Hills, Inc. is owned a 100% by Dominion Energy, Inc. Dominion Fairless Hills, Inc. is the holding company of Fairless Energy, LLC, a gas fired combined cycle combustion turbine power plant located in Pennsylvania.

The name and business address of Dominion Fairless Hills, Inc. are as follows:
Dominion Fairless Hills, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2004, there were no service, sales or construction contracts between Dominion Fairless Hills, Inc. and any system company.

Fairless Energy, LLC

(a) Dominion Fairless Hills, Inc. holds a 100% interest in Fairless Energy, LLC. Fairless is involved in the operation of a gas fired combined cycle combustion turbine power plant located in Pennsylvania.

The name and business address of Fairless Energy, LLC are as follows:
Fairless Energy, LLC 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2004, the following service agreements were in effect.
Transaction	Operational and Management Service
Serving Company	Dominion Technical Solutions, Inc.
Receiving Company	Fairless Energy, LLC
Compensation	$294,964
Date of Contract	August 1, 2002

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)
Transaction	Operational and Management Service
Serving Company	Dominion Transmission
Receiving Company	Fairless Energy, LLC
Compensation	$62,535
Date of Contract	May 1, 2002

Transaction	Lease
Serving Company	Dominion Equipment III, Inc.
Receiving Company	Fairless Energy, LLC
Compensation	$25,342,828
Date of Contract	April 15, 2004

Transaction	Management Service
Serving Company	Virginia Power Energy Marketing, Inc.
Receiving Company	Fairless Energy, LLC
Compensation	$1,970
Date of Contract	February 13, 2001

Dominion Nuclear Holdings, Inc.

(a) Dominion Nuclear Holdings Inc. holds an investment in a nuclear power marketing company. Dominion Nuclear Holdings, Inc. is owned 100% by Dominion Energy.

The name and business address of Dominion Nuclear Holdings, Inc. are as follows:
Dominion Nuclear Holdings, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2004, there were no service, sales or construction contracts between Dominion Nuclear Holdings, Inc. and any system company.

 Dominion Nuclear Marketing III, L.L.C.

(a) Dominion Nuclear Marketing III, L.L.C. is a limited liability company that sells power into the retail markets. Dominion Nuclear Marketing III, L.L.C. is owned 75% by Dominion Nuclear Holdings, Inc. and 25% by Dominion Retail, Inc.

The name and business address of Dominion Nuclear Marketing III, L.L.C. are as follows:
Dominion Nuclear Marketing III, L.L.C. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2004, there were no service, sales or construction contracts between Dominion Nuclear Marketing III, L.L.C. and any system company.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

Dominion Nuclear Connecticut, Inc.

(a) Dominion Nuclear Connecticut, Inc. is a cooperative that owns Millstone Nuclear Power Plants. Dominion Nuclear Connecticut, Inc. is owned 95% by Dominion Energy Marketing, Inc. and 5% by Dominion Nuclear Marketing III, L.L.C.

The name and business address of Dominion Nuclear Connecticut, Inc. are as follows:
Dominion Nuclear Connecticut, Inc. Millstone Power Station P. O. Box 128, Rope Ferry Road Waterford CT 06385

(d) At December 31, 2004, the following service agreements were in effect:
Transaction	Software Support
Serving Company	Dominion Nuclear Connecticut, Inc.
Receiving Company	Dominion Energy, Inc.
Compensation	$173,265
Date of Contract	March 1, 2004

Transaction	Software Support
Serving Company	Dominion Nuclear Connecticut, Inc.
Receiving Company	Dominion Energy Kewaunee
Compensation	$12,410
Date of Contract	October 1, 2004

Dresden Energy, LLC

(a) Dresden Energy, LLC is involved in the development of a combined cycle gas fired combustion turbine power plant in Dresden, Ohio. Dresden Energy, LLC is owned 100% by Dominion Dresden, Inc.

The name and business address of Dresden Energy, LLC are as follows:
Dresden Energy, LLC 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2004, the following service agreements were in effect:
Transaction	Operational and Management Service
Serving Company	Dominion Dresden Services Company, Inc.
Receiving Company	Dresden Energy, LLC
Compensation	$506,770
Date of Contract	January 1, 2002

Transaction	Management Services
Serving Company	Dominion Technical Solutions, Inc.
Receiving Company	Dresden Energy, LLC
Compensation	$2,871
Date of Contract	August 1, 2002

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)
Transaction	Management Service
Serving Company	Virginia Power Energy Marketing, Inc.
Receiving Company	Dresden Energy, LLC
Compensation	$1,133
Date of Contract	February 13, 2001

Transaction	Telecommunications Services
Serving Company	Dominion East Ohio
Receiving Company	Dresden Energy, LLC
Compensation	$3,114
Date of Contract	October 1, 2004

Kincaid Generation, L.L.C.

(a) Kincaid Generation, L.L.C. (Kincaid) is owned 99% by Dominion Kincaid, Inc. and 1% by Dominion Energy. Kincaid is a 1,158 net megawatt coal-fired electric generating facility.

The name and business address of Kincaid is as follows:

Kincaid Generation, L.L.C. PO Box 260 Kincaid, Illinois 62540-0260

(d) At December 31, 2004, services between Kincaid and a system company were as follows:

Transaction	Operational and Management Services
Serving Company	Dominion Energy Services Company, Inc.
Receiving Company	Kincaid Generation, L.L.C.
Compensation	$17,325,361
Date of Contract	February 27, 1998

Transaction	Engineering and Technical Services
Serving Company	Dominion Technical Solutions, Inc.
Receiving Company	Kincaid Generation, L.L.C.
Compensation	$35,872
Date of Contract	April 1, 2004

Elwood Energy LLC

(a) Elwood Energy LLC is owned 50% by Dominion Elwood, Inc. Elwood Energy LLC owns and operates a simple cycle electric power generating facility (up to 2,500 megawatt in capacity) near Elwood, Illinois.

The name and business address of Elwood Energy LLC are as follows:
Elwood Energy LLC 120 Tredegar Street Richmond, VA 23219

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

(d) At December 31, 2004, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Elwood Services Company, Inc.
Receiving Company	Elwood Energy LLC
Compensation	$2,869,405
Date of Contract	June 18, 1999

Transaction	Operational and Management Services
Serving Company	Dominion Energy Services Company, Inc
Receiving Company	Elwood Energy LLC
Compensation	$34,538
Date of Contract	June 18, 1999

Pleasants Energy, LLC

(a) Pleasants Energy, LLC is owned 100% by Dominion Pleasants, Inc. and is involved in the operation of a simple-cycle gas fired combustion turbine power plant located in Pleasants County, WV.

The name and business address of Pleasants Energy, LLC are as follows:
Pleasants Energy, LLC 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2004, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Pleasants Services Company, Inc.
Receiving Company	Pleasants Energy, LLC
Compensation	$1,378,331
Date of Contract	January 1, 2002

Transaction	Operational and Management Services
Serving Company	Dominion Transmission, Inc.
Receiving Company	Pleasants Energy, LLC
Compensation	$510
Date of Contract	January 1, 2001

Transaction	Management Services
Serving Company	Virginia Power Energy Marketing, Inc.
Receiving Company	Pleasants Energy, LLC
Compensation	$2,593
Date of Contract	February 13, 2001

Transaction	Management Services
Serving Company	Dominion Technical Solutions, Inc.
Receiving Company	Pleasants Energy, LLC
Compensation	$7,491
Date of Contract	August, 1, 2002

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

Troy Energy, LLC

(a) Troy Energy, LLC is owned 100% by Dominion Troy, Inc. and is involved in the operation of a simple-cycle gas fired combustion turbine power plant located in Troy County, Ohio.

The name and business address of Troy Energy, LLC are as follows:
Troy Energy, LLC 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2004, the following service agreements were in effect.
Transaction	Operational and Management Services
Serving Company	Dominion Troy Services Company, Inc.
Receiving Company	Troy Energy, LLC
Compensation	$1,636,882
Date of Contract	January 1, 2002

Transaction	Operational and Management Services
Serving Company	Virginia Power Energy Marketing, Inc.
Receiving Company	Troy Energy, LLC
Compensation	$2,478
Date of Contract	February 13, 2001

Transaction	Management Services
Serving Company	Dominion Technical Solutions, Inc.
Receiving Company	Troy Energy, LLC
Compensation	$3,377
Date of Contract	August 1, 2002

Dominion Troy Services Company, Inc.

(a) Dominion Troy Services Company, Inc. is owned 100% by Dominion Energy. Dominion Troy Services Company, Inc. provides operational and management services to Troy Energy, LLC.

The name and business address of Dominion Troy Services Company, Inc. are as follows:
Dominion Troy Services Company, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2004, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Troy Services Company, Inc.
Receiving Company	Troy Energy, LLC
Compensation	$1,636,882
Date of Contract	January 1, 2002

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

Dominion Dresden Services Company, Inc.

(a) Dominion Dresden Services Company, Inc. is owned 100% by Dominion Energy. Dominion Dresden Services Company, Inc. provides operational and management services to Dresden Energy, LLC.

The name and business address of Dominion Dresden Services Company, Inc. are as follows:
Dominion Dresden Services Company, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2004, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Dresden Services Company, Inc.
Receiving Company	Dresden Energy, LLC
Compensation	$506,770
Date of Contract	January 1, 2002

Dominion Pleasants Services Company, Inc.

(a) Dominion Pleasants Services Company, Inc. is owned 100% by Dominion Energy, Inc. Dominion Pleasants Services Company, Inc. provides operational and management services to Pleasants Energy, LLC.

The name and business address of Dominion Pleasants Services Company, Inc. are as follows:
Dominion Pleasants Services Company, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2004, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Pleasants Services Company, Inc.
Receiving Company	Pleasants Energy, LLC
Compensation	$1,378,331
Date of Contract	January 1, 2002

Dominion Armstrong Services Company, Inc.

(a) Dominion Armstrong Services Company, Inc. is owned 100% by Dominion Energy, Inc. Dominion Armstrong Services Company, Inc. provides operational and management services to AELP.

The name and business address of Dominion Armstrong Services Company, Inc. are as follows:
Dominion Armstrong Services Company, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2004, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Armstrong Services Company, Inc.
Receiving Company	Armstrong Energy Limited Partnership, LLLP
Compensation	$1,464,997
Date of Contract	January 1, 2002

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

State Line Energy, LLC

(a) State Line Energy, LLC (State Line) is owned 100% by Dominion State Line, Inc. State Line is a 515-megawatt coal-fired generation facility located near Hammond, Indiana.

The name and business address of State Line Energy, LLC are as follows:
State Line Energy, LLC 103rd Street and Lake Michigan Hammond, IN

(d) At December 31, 2004, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Energy Services Company, Inc.
Receiving Company	State Line Energy, LLC
Compensation	$75,539
Date of Contract	June 1, 2002

Dominion Person, Inc.

(a) Dominion Person, Inc. is owned 100% by Dominion Energy. Dominion Person, Inc. holds land for potential development of a power generation facility.

The name and business address of Dominion Person, Inc. are as follows:
Dominion Person, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2004, there were no service, sales or construction contracts between Dominion Person, Inc. and any system company.

Dominion Energy Kewaunee

(a) Dominion Energy Kewaunee, Inc. will be the owner of the Kewaunee nuclear power plant in northeastern Wisconsin. At December 31, 2004, final purchase of the facility was pending.

The name and business address of Kewaunee Energy, Inc. are as follows:
Dominion Energy Kewaunee, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2004, the following service agreements were in effect:
Transaction	Telecommunications Support
Serving Company	The East Ohio Gas Company
Receiving Company	Dominion Energy Kewaunee
Compensation	$3,164
Date of Contract	October 1, 2004

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)
Transaction	Software Support
Serving Company	Dominion Nuclear Connecticut, Inc.
Receiving Company	Dominion Energy Kewaunee
Compensation	$12,410
Date of Contract	October 1, 2004

Dominion is currently seeking approval from FERC to have Dominion Energy Kewaunee, Inc. reported as an EWG. Final EWG approval was pending as of December 31, 2004.

Note: The following are EWG's with no activity for the year-ended December 31, 2004:

Dominion North Star Generation, Inc.
North Star Generation, LLC

Foreign Utility Company

Latin America Fund

(a) CNG International holds a 16.5% limited partnership interest in The Latin America Energy Fund and Electricity Fund I, L.P. (Latin America Fund), a Cayman Islands exempted limited partnership, and an 8.29% general partnership interest in FondElec General Partner, L.P. (FondElec). FondElec holds a 1% general partnership interest in the Latin America Fund. The Latin America Fund's business is limited to investing in FUCOs in Latin America. As part of the transaction, CNG International obtains an ownership interest, equal to its percentage ownership interest in the partnership, in each of the Latin America Fund's investments. The Latin America Fund had investments in two FUCOs as of December 31, 2004.

The name and business address of Latin America Fund are as follows:
The Latin America Energy and Electricity Fund I, L.P. Stamford Harbor Park 333 Ludlow Street Stamford, CT 06902

(d) There are no service, sales or construction contracts between the Latin America Fund, or any FUCOs in which the Latin America Fund has an interest, and a system company.

Part II. Relationship of exempt wholesale generators and foreign utility companies to system companies, and financial data:

Organization charts showing the relationship of the EWG's and FUCO to other system companies are filed as Exhibits H-1 and H-2, respectively, to this Form U5S of Dominion.

Part III. Investment in exempt wholesale generators and foreign utility companies:

At December 31, 2004, Dominion's aggregate investment in exempt wholesale generators amounted to $2.3 billion, or 40.3% of Dominion's aggregate capital investment in its domestic public utility subsidiaries. Dominion's aggregate investment in the foreign utility companies was $7.7 million at December 31, 2004, or .132% of Dominion's aggregate capital investment in its domestic public utility subsidiaries.

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS

The consolidating financial statements for Dominion Resources, Inc. is filed herewith confidentially pursuant to 17 CFR Section. 250.104 under the Public Utility Holding Company Act of 1935.

EXHIBITS
SEC Exhibit Reference	Description of Exhibit

A.	Dominion Resources, Inc. Annual Report on Form 10-K is hereby incorporated by reference (File No. 1-8489).

B.

A copy of the charter, as amended, and copy of the by-laws, as amended, of Dominion Resources, Inc. and each subsidiary company thereof, unless otherwise indicated on the list filed herewith, are incorporated by reference to previous filings with the Commission, as shown on such list.

C.	The indentures of Dominion Resources, Inc. and its operating companies are hereby incorporated by reference to previously filed material as indicated on the list filed herewith.

D.	Tax Allocation Agreement (filed herewith).

E.

Pursuant to Rule 16(c) under the Public Utility Holding Company Act of 1935, the annual reports of the Iroquois Gas Transmission System, L.P., Dauphin Island Gas Gathering Partners, Wilderness Chester Gas Processing, L.P, Wilderness Energy LC, and Wilderness Energy Services LP, for the year ended December 31, 2004, are filed herewith on Form SE.

F.	Schedules supporting items of this report:

(1) ITEM 1-Schedule of Investments (filed confidentially pursuant to Rule 104)
(2) ITEM 4-Schedule of Acquisitions, Redemptions, or Retirements of Systems Securities (filed herewith)
(3) ITEM 6-Dominion Resources, Inc. 2004 Proxy Statement, filed on March 17, 2005, is incorporated by reference.
(4) ITEM 10-Schedule of utility plant and related depreciation accounts, together with schedules of other property or investments (filed herewith on Form SE)

G.	Financial Data Schedules are no longer applicable.

H.	(1) Organization charts showing the relationship of the exempt wholesale generators in which the system holds an interest to other system companies, are filed confidentially pursuant to Rule 104.

(2) Organization chart showing the relationship of the foreign utility companies in which the system hold an interest to other system companies, is filed confidentially pursuant to Rule 104.

I.	Financial statements of exempt wholesale generators and foreign utility company are filed confidentially pursuant to Rule 104.

23	Consent of Deloitte & Touche LLP (filed herewith)

SIGNATURE

The registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935, such company being a registered holding company.

DOMINION RESOURCES, INC.
(Registrant)
By:	/s/ Steven A. Rogers
Steven A. Rogers Vice President and Controller (Principal Accounting Officer)

April 27, 2005